SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)


                        NORTH ATLANTIC TECHNOLOGIES, INC.
                                  COMMON STOCK


                                    657335105
                                 (CUSIP Number)



                             Roger H. Frommelt, Esq.
                              Frommelt & Eide, Ltd.
                            580 International Centre
                             900 Second Avenue South
                          Minneapolis, Minnesota 55402
                                 (612) 332-2200


                                January 30, 1996
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement. [X]




==========================================================================================================================
(1) Names of Reporting Persons.  S.S.                              Bruce A. Watson
    or I.R.S. Identification Nos. of
    Above Persons
- --------------------------------------------------------------------------------------------------------------------------
(2) Check the Appropriate Box if a                                 (a) Not Applicable
    Member of a Group (See Instructions)
                                                                 ---------------------------------------------------------
                                                                   (b) Not Applicable
- --------------------------------------------------------------------------------------------------------------------------
(3) SEC Use Only

- --------------------------------------------------------------------------------------------------------------------------
(4) Source of Funds (See Instructions)                             OO (Shares received for services
                                                                   rendered to subject company)
- --------------------------------------------------------------------------------------------------------------------------
(5) Check if Disclosure of Legal                                   Not Applicable
    Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
- --------------------------------------------------------------------------------------------------------------------------
(6) Citizenship or Place of Organization                           U.S.A.

- --------------------------------------------------------------------------------------------------------------------------
Number of Shares                (7) Sole Voting                    861,000
Beneficially                        Power
Owned
by Each Reporting
Person With


                              --------------------------------------------------------------------------------------------
                                (8) Shared Voting                  -0-
                                    Power
                              --------------------------------------------------------------------------------------------
                                (9) Sole Dispositive               861,000
                                    Power
                              --------------------------------------------------------------------------------------------
                                (10) Shared Disposi-               -0-
                                     tive Power
- --------------------------------------------------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially                                 861,000 shares
     Owned by Each Reporting Person

- --------------------------------------------------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in                              Not Applicable
     Row (11) Excludes Certain Shares

- --------------------------------------------------------------------------------------------------------------------------
(13) Percent of Class Represented by                               25.3%
     Amount in Row (11)

- --------------------------------------------------------------------------------------------------------------------------
(14) Type of Reporting Person                                      IN

==========================================================================================================================



ITEM 1.  SECURITY AND ISSUER.

North Atlantic Technologies, Inc. no par Common Stock.

8120 Penn Avenue South, Suite 435
Bloomington, Minnesota 55431

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      Bruce A. Watson

         (b)      8120 Penn Avenue South
                  Bloomington, Minnesota 55431

         (c) President and Chief Executive Officer of North Atlantic Technologies, Inc., 8120 Penn Avenue South, Bloomington, Minnesota 55431, which is engaged primarily in the business of developing, designing, manufacturing and marketing heat recovery systems.

         (d)      No

         (e)      No

         (f)      Citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The subject company issued 750,000 shares of common stock to the Reporting Person as consideration for services rendered.

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Person has acquired the securities solely for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)      Aggregate Number of
                  Shares of Common Stock     Percentage of Shares of
                  Held                          Common Stock Held
                  ----------------------     -----------------------
                  861,000 shares                      25.3%

         (b)      Sole          Shared          Sole               Shared
                  Voting        Voting       Dispositive         Dispositive
                  Power         Power           Power              Power
                  ------        ------       -----------         -----------
                  861,000       None            861,000            None

         (c)      None.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  April 10, 1996                       Signature:    /s/  Bruce A. Watson
                                                      ------------------------
                                                              Bruce A. Watson